FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Reports Sales for Its Fourth Fiscal Quarter and Fiscal Year Ended September 30, 2005

•	Comparable store sales increased 10% for the quarter

•	Total revenue increased 9% to $189 million

CANTON, MA, October 6, 2005 — Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) today announced sales results for its fourth fiscal quarter and fiscal year ended September 30, 2005.

Total revenue from continuing operations for the quarter increased 9% to $189 million from $173 million in the same period last year. Comparable store sales increased 10%. For the twelve months ended September 30, 2005, total revenues from continuing operations increased 4% to $795 million, compared to $765 million for the same period last year. Comparable store sales for the twelve-month period increased by 1% compared to last year.

Joe McGuire, President and Chief Executive Officer, said, “We’re delighted to report double-digit comparable-stores growth for our fourth fiscal quarter. What makes this particularly gratifying is that our sales growth was broad based, with nine of our eleven sales regions experiencing comparable-store sales growth for the quarter.”

McGuire continued, “Our sales data is telling us that the marketplace shift to advanced television is accelerating. For the second quarter in a row, we saw average selling prices for advanced televisions decrease by 16% while unit sales in this category increased more than 54%. As these sets become more affordable, and as cable and satellite providers continue to enhance the amount of HDTV content available, we expect this trend to continue.”

McGuire added, “On another exciting note, our audio business grew slightly in the September quarter. We find that particularly significant as this is the first time we have seen audio sales increase in several years. As the public continues the transition to digital television, we believe that many of our customers will choose to enhance or upgrade the audio experience that makes watching high definition television so rewarding.”

Mark Richardson, Senior Vice President of Marketing, said, “We believe our strong results this quarter were helped by the launch of our new, broadcast-based marketing campaign. We returned to radio advertising in July with a new on-air personality, and returned to television in September This new campaign is designed to emphasize the traits that distinguish the Tweeter customer experience: friendly and approachable associates who can make home and mobile entertainment technologies easy to understand. Our people have the knowledge to guide our customers to the right entertainment solutions.”

McGuire concluded, “The steps we took last quarter to close underperforming stores and clear out discontinued inventory have produced the desired results. While there will still be expenses related to those activities during the current quarter, the fact that total revenue in the quarter increased with 18 fewer stores will benefit us as we move into fiscal 2006. We have ramped our seasonal inventory build earlier than usual, ending the quarter with more than $114 million in inventory on hand, as we stock our stores for what we believe will be a strong holiday season.”

The Company plans to release earnings for the quarter on Tuesday, December 6, 2005 at 8:00am EST. A conference call to discuss the release will be held at 10:30am EST that same day. The press release will be available for viewing or download at our investor relations website, www.twtr.com, after 8:00am on Tuesday, December 6, 2005. A live webcast of the call will be available. To access the webcast, log on at www.streetevents.com or from the Company’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management followed by a Q&A session. The conference call will be available for playback until Tuesday, December 13, 2005 at 11:59pm EST.

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by the Company’s Chairman, Sandy Bloomberg. Based in Canton, Massachusetts, the Company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The Company’s fiscal 2004 revenues were $778 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. Tweeter Home Entertainment Group, Inc. operates 160 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names in the New England, Las Vegas, Texas, Southern California, Mid-Atlantic, Chicago, Southeast, Florida and Phoenix markets. The Company employs more than 3,400 associates.

Further information on Tweeter Home Entertainment Group can be found on the Company’s websites at www.twtr.com and www.tweeter.com.

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For further information, contact Kate MacKinnon at 781 830 3324, fax 781 830 3223 or email at
kmackinnon@twtr.com.

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Certain statements contained in this press release, including, without limitation, statements containing the words “expect,” “anticipate,” “believe,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including the risk that the trend of declining average television price and increasing television unit sales will not continue, the risk that consumers will not choose to enhance or upgrade their audio systems, the risk that the launch of new, broadcast-based marketing campaign was not a significant factor in the improved results for the quarter, the risk that the holiday sales season will not be strong, risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 14, 2004 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.